PEARSON

PEARSON PLC

RECEIVED

80 STRAND
LONDON WC2R 0RL

2007 JUN 25 A 5:55

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 June 2007

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

14 May	**Pearson agrees to acquire eCollege for $477m**
15 May	**Director shareholding**
17 May	**Notification of holding in the company**
18 May	**Director shareholding**
23 May	**Directors' shareholding**
29 May	**Financial Times scoops awards**
29 May	**Block listing of shares**
29 May	**Director shareholding**
30 May	**Block listing of shares**
4 June	**Total voting rights and capital**
5 June	**Robin Freestone, CFO, presents at Merrill Lynch TMT conference**
11 June	**Block listing of shares**
12 June	**Block listing of shares**

PROCESSED SUPPL
JUN 28 2007
THOMSON FINANCIAL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

07024696

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dw 6/25

Pearson agrees to acquire eCollege® for $477m

14 May 2007

Pearson, the international education and information company, today announces that it has agreed to acquire eCollege® (Nasdaq: ECLG), a leader in the fast-growing US online distance learning market. The net cost to Pearson is $477m, consisting of a consideration of $538m ($22.45 per share) less $41m of proceeds from the agreed sale of eCollege's Datamark division and approximately $20m of net cash on eCollege's balance sheet. The transaction has been approved by eCollege's Board of Directors and is subject to approval by its shareholders.

eCollege, founded in 1996, works with its partner educational institutions to design, build and support online degree, certificate, diploma and professional development programs. It provides a full range of on-demand software services including course management, virtual campuses, and assessment, reporting and retention monitoring tools. The company also provides a suite of support services which include hosting, help desk, course development, technical consulting, instructional design and faculty training.

eCollege supports approximately 180 institutions and its customers include some of America's leading university and career colleges including DeVry University, Kaplan University, Laureate, Texas A&M University at Commerce and Eastern Michigan University. In 2006, student enrollments in its online courses were approximately 1.2 million.

It has played a particular role in helping educational institutions broaden access to postsecondary education for students who may be unable to attend full-time. From 2002 to 2006, the number of students taking online postsecondary qualifications with US institutions grew at a compound annual rate of more than 30% (source: Eduventures).

This acquisition extends Pearson's position as the world's leading education company and supports its goals of building its digital and international education businesses. eCollege is a pioneer in online distance learning, both in the postsecondary and in the K-12 virtual schools segment, and it is the industry leader in the fast-growing career college segment in the US. Pearson is a pioneer in the use of technology to improve learning, with leading positions in digital learning materials, student information systems, online testing, test scoring and homework and formative assessment. In 2006, Pearson generated more than $1bn of sales from these digital learning products and services.

Pearson expects the acquisition to strengthen both its own education business and eCollege in three major areas:

1. Pearson and eCollege share many customers in the higher education market. Together the two companies expect to provide customers with additional value and choice, and a full range of

services across content, curriculum development, formative assessment and homework technologies and outsourced solutions. Pearson's publishing divisions will continue to work with third party commercial and open source course management providers, and eCollege will continue to work with third party publishers;

2. Pearson's scale and reach will enable eCollege to serve new customers in school, post-secondary education and professional/ vocational markets, both in the US and around the world. Pearson has education companies in 55 countries and in 2006 generated $1.6bn of sales in education markets outside the US; eCollege is building an international and fully multi-lingual e-learning platform;
3. The two companies will reduce costs by eliminating eCollege's corporate and public company costs and gaining scale benefits of shared hosting, technical and support services.

In 2006, eCollege generated sales of $52m and operating profit of $22m before central costs (and excluding the Datamark division). From 2003 to 2006, sales grew at a compound annual rate of 22%. Pearson expects the acquisition to be broadly neutral to adjusted earnings per share in 2008, its first full year, and to enhance adjusted EPS and generate a return above Pearson's cost of capital from 2009.

The transaction is expected to close in the third quarter of 2007. It includes an agreement to sell the Datamark student enrollment business to a group of investors led by Oakleigh Thorne, eCollege's chairman and CEO.

Matthew Schnittman, President of eCollege's eLearning division, will join Pearson and continue to lead the company. It will operate as a separate unit from Pearson's textbook publishing companies and will retain its offices in Denver, Colorado.

Marjorie Scardino, Pearson's chief executive, said:

"eCollege will make Pearson an even stronger education company. It has been a valued partner for some years, and we have the highest regard for its people and their skills and commitment to serving their education customers. The acquisition meets our financial goals and supports our strategy of combining content, technology and services to advance learning."

Ends

For more information:

Luke Swanson/ Simon Mays-Smith:

14 May in London	+44 (0)20 7010 2310
15 May in New York	+1 (212) 641 2409

Director Shareholding
15 May 2007

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID BELL**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DAVID BELL**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **2205**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00027%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **881.9123p**	14.	Date and place of transaction **11 MAY 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **111,783 0.01385%**	16.	Date issuer informed of transaction **14 MAY 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___15 MAY 2007____________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iv) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **JOHN MAKINSON**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **JOHN MAKINSON**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **3541**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00044%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **881.9123p**	14.	Date and place of transaction **11 MAY 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **176,413 0.02186%**	16.	Date issuer informed of transaction **14 MAY 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___15 MAY 2007______________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (v) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **ROBIN FREESTONE**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **ROBIN FREESTONE**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **43**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00001%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **881.9123p**	14.	Date and place of transaction **11 MAY 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **2132 0.00026%**	16.	Date issuer informed of transaction **14 MAY 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___15 MAY 2007___________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (vi) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **LORD BURNS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **LORD BURNS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **5**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.000001%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **881.9123p**	14.	Date and place of transaction **11 MAY 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **7354 0.00091%**	16.	Date issuer informed of transaction **14 MAY 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___15 MAY 2007___

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (vii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID ARCULUS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **SIR THOMAS DAVID GUY ARCULUS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**

9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **27**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.000003%**
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **881.9123p**	14.	Date and place of transaction **11 MAY 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **1344 0.00017%**	16.	Date issuer informed of transaction **14 MAY 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___15 MAY 2007______________________________

Notification of Holding in the Company

17 May 2007

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PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

17 May 2007

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 090209

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 17 May 2007 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Templeton Global Advisors Limited, which equals 56,370,274 shares, now represents 6.99% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the notification attached to this fax.

Yours faithfully

Jenni Burton
Assistant Company Secretary

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

[illegible]	Pearson Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☒
Other (please specify):	☐

[illegible]	Templeton Global Advisors Limited
[illegible]	Bank of New York Euroclear HSBC Bank Plc JP Morgan Chase Bank Mellon Bank Merrill Lynch Intl. Ltd. Royal Trust Corp. of Canada State Street Bank
[illegible]	16 May 07
[illegible]	16 May 2007
[illegible]	6%

9. Notified details:

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary of GBP 0.25 ISIN: GB0006776081	56,370,274	7.00%			56,370,274		6.99%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
56,370,274	6.99%

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

13. Name of the proxy holder:	
14. Number of voting rights proxy holder will cease to hold:	
15. Date on which proxy holder will cease to hold voting rights:	

16. Additional information:	
17. Name of contact:	Lori A. Weber Assistant Secretary, Franklin Resources, Inc.
18. Contact telephone number:	954-847-2283

Director Shareholding
18 May 2007

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PEARSON PLC
(the "Company")

Annual Bonus Share Matching Plan (the "Plan")

On 19 April 2007, participants became entitled to ordinary shares in the Company ("**Shares**") on maturity of their right to "matching shares" under the rules of the Plan (the "**Rules**"). Under the Plan, participants who invest their after-tax bonus in shares become entitled, without payment, to "matching shares" on a one-for-one basis if a corporate performance target is met over a five year period. In relation to awards made on 19 April 2002, the five year performance target was met in 2007. Accordingly, under the Rules, participants are now entitled to matching shares on a one-for-one basis.

The pre-tax number of matching shares to which executive directors became entitled is as follows:-

Name of Director	**Number of Shares**
Rona Fairhead	933

The Rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. In consequence, the shares set out in the second column below were sold on 17 May 2007 at a price of 907p per share, leaving the after-tax number of shares set out in the final column below:-

Name of Director	**Number of Shares Sold**	**Number of Shares Retained**
Rona Fairhead	383	550

As a result, the executive director named below is interested in the following shares (excluding shares to which they may become entitled , subject to satisfaction of any relevant conditions, under the Company's employee share schemes):-

Name of Director	**Number of Shares**	**% of Issued Share Capital**
Rona Fairhead	63,143	0.00783

The shares required to satisfy these awards have been sourced from an employee benefit trust established by the Company. Each executive director is deemed for Companies Act purposes to be interested in all the shares held by the trust. As a result of the release of shares described above, the number of shares held by Halifax ESS Trustees (as trustee of the Pearson plc Employee Share Ownership Trust) is 3,519,910 shares (representing 0.4362% of the Company's issued ordinary share capital).

Directors' Shareholding
23 May 2007

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Pearson plc – Notification of Directors' Interests

Pearson operates the Annual Bonus Share Matching Plan (the "Plan") whereby executive directors and certain senior executives are able to elect to invest their annual bonus in ordinary shares of the Company ("Shares"). The participant is then entitled to receive, after tax thereon, one additional Share free of charge for every Share left in trust for five years (or half that number of additional Shares after three years). Entitlement to the additional Shares is dependent on Pearson satisfying a corporate performance target and will normally be lost if the participant leaves Pearson's employment.

The directors named below have informed the Company on 22 May 2007 that they have purchased Shares in order to participate in the Plan in respect of their annual bonus for 2006.

Director	Shares Purchased	Purchase Price	Resultant Holding	Percentage Holding
R A Freestone	2,777	£8.99	4,909	0.00061%
M M Scardino	35,569	£8.99	252,341	0.03127%

Financial Times scoops awards

29 May 2007

2007 SOPA awards for editorial excellence

Hong Kong: 23 May 2007: The FT has won seven prizes at the annual awards for editorial excellence presented by the Society of Publishers in Asia.

The FT's four first prizes included the Scoop of the Year award, won by Tom Mitchell, Sundeep Tucker and Justine Lau, for their expose of how the Chinese government intervened to prevent the sale of Hong Kong's leading telecommunications group to foreign buyers.

The FT also won first prizes for opinion writing and magazine front cover design.

The newspaper's Chinese language website, FTChinese.com, won first prize in the explanatory reporting category for its coverage of China's emerging middle class.

The three runner-up prizes were for a scoop on Thai premier's Thaksin Shinawatra's sale of the country's leading telecommunications group to Singapore's Temasek; a series of features on Japan's resurgence; and for magazine design.

Further information about the awards can be found at: http://www.sopasia.com/

2007 EPpy awards

London: 25 May 2007: FT Alphaville, FT.com's financial blog, has won the title of Best Media-Affiliated Business Blog of the Year at the 2007 EPpy Awards.

FT.com launched FT Alphaville in October 2006 as a digital news and commentary service, specifically aimed at finance professionals working in hedge funds, private equity and investment banking. FT Alphaville is edited by Paul Murphy, with Helen Thomas and Gwen Robinson. It can be found online at: http://ftalphaville.ft.com/

The judges commented that FT Alphaville has "superb running coverage and commentary on the day's market news, packaged elegantly." They also noted that "not only is it timely but it is clear... The Markets Live chats are fast, informative and delivered with obvious understanding and good old reporting."

For further information please contact:

Jo Crosby
Communications Manager
Financial Times
T: +44 (0) 20 7873 3811
E: jo.crosby@ft.com

Emma Gilpin-Jacobs
Director of Communications
Financial Times
T: +44 (0) 20 7873 4447

E: emma.gilpin-jacobs@ft.com

About the Financial Times:

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of 461,000 and a readership of more than 1.4 million people worldwide.
2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.3 million unique monthly users (ABC electronic figures January 2007) generating 40.4 million page views and has 90,000 subscribers.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.
7. The Financial Times Group also has a stake in a number of joint ventures, including;

- FTSE International, a joint venture with the London Stock Exchange.
- Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media

- A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
- A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
- A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

Blocklisting of Shares
29 May 2007

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Pearson Plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 220,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 220,000 shares to be issued under the Company's Employee Stock Purchase Plan.

Director Shareholding
29 May 2007

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **TERRY BURNS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **LORD BURNS**	8.	State the nature of the transaction **REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **149**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.000018%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **881.9123p**	14.	Date and place of transaction **11 MAY 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **7503 0.00093%**	16.	Date issuer informed of transaction **29 MAY 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___29 MAY 2007______________________________

Blocklisting of Shares
30 May 2007

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Pearson Plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 220,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 50,000 shares to be issued under the Company's 1988 Executive Scheme, 40,000 shares to be issued under the Company's US Senior Executive Plan and 130,000 shares to be issued under the Company's Longterm Incentive Plan.

Total Voting Rights and Capital
04 June 2007

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at the close of business on 31 May 2007, the Company had 807,003,073 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (807,003,073) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Robin Freestone, CFO, presents at Merrill Lynch TMT Conference
05 June 2007

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PEARSON

Merrill Lynch TMT Conference
Robin Freestone
Chief Financial Officer

5 June 2007

Agenda

Pearson overview

Our business priorities

Sustaining our financial progress

PEARSON

Pearson today

Revenue by business


FT Group 16%
School 33%
Penguin 19%
Professional 14%
Higher Education 18%

2006 revenues: £4.4bn

Note: includes Government Solutions

PEARSON

Pearson today

Education

- PEARSON Assessments & Testing
- PEARSON Addison Wesley
- PEARSON Education Technologies
- PEARSON Scott Foresman
- PEARSON VUE
- PEARSON Prentice Hall
- PEARSON Longman
- PEARSON A and B

Penguin

- F. WARNE & Co
- DK
- Ladybird
- ROUGH GUIDES 25 YEARS

FT Group

- FT FINANCIAL TIMES
- FT.com FINANCIAL TIMES
- The Economist
- Les Echos Le Quotidien de l'Economie
- mergermarket
- Interactive Data

PEARSON

Pearson today

Revenue by geography


RoW 3%
Asia 7%
Europe 25%
North America 65%

Note: includes Government Solutions

PEARSON

Pearson today

£m	2006	2005	Headline growth	Underlying growth
Sales	**4,423**	4,096	*8%*	*4%*
Operating profit	**592**	506	*17%*	*15%*
Margin	**13.4%**	12.4%	*1.0 ppts*	
Adjusted eps	**40.2p**	34.1p	*18%*	
Free cash flow	**433**	431	-	
ROIC	**8.0%**	6.7%	*1.3 ppts*	
Dividend	**29.3p**	27.0p	*8.5%*	

PEARSON

Our business priorities

Content +

Technology and services

International expansion

Efficiency

PEARSON

Our business priorities - Education
Market leader in education

2006 education sales, £m



Wolters Kluwer
212
HM Riverdeep
731
Harcourt (Reed)
889
Thomson Corp
1,319
McGraw-Hill
1,372
Pearson
2,877

PEARSON

Our business priorities - Education
Unique breadth

Market share	Pearson	McGraw-Hill	Harcourt	Thomson Learning	HM Riverdeep
School Basal & Supplemental	Market leader	Market leader	Market leader		Market leader
School Assessment	Market leader	Market participant	Market participant		Market participant
Curriculum Software	Market leader				Market participant
School Enterprise Software	Market leader				
Higher Education	Market leader	Market participant		Market participant	Market participant
International Education*	Market leader	Market participant	Market participant	Market participant	Market participant
Professional testing	Market leader			Market leader	

Source: Pearson
* Non-US

Market leader · Market participant

PEARSON

Our business priorities - Education

Sustained investment in content

Education pre-publication expenditure as % of sales



6.9%
7.6%
7.4%
7.9%
7.8%
2002
2003
2004
2005
2006

PEARSON

Our business priorities - Education

Our investments have allowed us to grow market share...

	Pearson position (total K-12 market)	
	2006	1999
Social studies	**#1**	#3
Reading / literature	**#2**	#3
Math	**#1**	#1
Science	**#1/#2**	#2/#3

Source: Pearson

PEARSON

Our business priorities - Education

...and grow faster than our peers in school...

US basal & supplemental growth, %



2005
2006
12.4%
10.5%
2.8%
-5.8%
Pearson
US Industry

Sources: Pearson, AAP

PEARSON

Our business priorities - Education
...and college

US Higher Education growth, %



+9%
+5%
+6%
+12%
+6%
+4%
+7%
+4%
Pearson
US Industry
1998 = 100
1999
2000
2001
2002
2003
2004
2005
2006

Sources: Pearson, AAP

PEARSON

Our business priorities - Education

Content + technology + services

CA Social Studies	1.5m students
On-screen marking	100m test questions
Online testing	1.4m examinations
Student information	25m students
Instructional software	20m students
College instruction	4.5m students
Online certification	4m professionals

Approx $1.1bn/23% of education sales

PEARSON

Our business priorities - Education
Content + technology + services

School & professional testing revenues ($m)



$293m
$507m
$613m
$810m
$1,041m
2002
2003
2004
2005
2006

Source: Pearson

PEARSON

Our business priorities - Education
International

School


International
US Publishing
US Testing
& Technology

Higher Education


International
US

Note: 2005 data

PEARSON

Our business priorities - Education
Efficiency

Education operating margins



11.9%
13.1%
14.1%
2004
2005
2006

PEARSON

Our business priorities - Penguin

Strong content

PUBLISHER OF THE YEAR 2007


MARCH

Pulitzer Prize for fiction
March
Geraldine Brooks


HILARY SPURLING
MATISSE

Whitbread Book of the Year
Matisse the Master
Hilary Spurling


ON BEAUTY
A NOVEL

Orange Prize for Fiction
On Beauty
Zadie Smith


KIRAN
DESAI
OF LOSS

Man Booker Prize
The Inheritance of Loss
Kiran Desai

PEARSON

Our business priorities - Penguin

Focus on margins and cash

Author advances

Premium paperback

Cost base/out-sourcing

Supply chain management

Working capital

PEARSON

Our business priorities - Penguin
Efficiency

Penguin operating margins



6.6%
7.5%
7.8%
2004
2005
2006

PEARSON

Our business priorities – FT Group

International


530,000
314,000
FT.com
Asia
US
Europe
UK
1997
2006

Sources: ABC; EBRS; ABRS; Mendelsohn

Europe's #1 business newspaper

Asia readership up 26%

US readership up 47%

PEARSON

Our business priorities – FT Group
Content + technology + services

BPI seen as perfect merger candidate for BPVN, analysis
mergermarket

mergermarket

Banco Popolare di Verona e Novara [BPVN], the listed Italian cooperative bank, is seen as the perfect merger candidate for Banco Popolare Italiana [BPI].

This was according to a source familiar

Timberland in sales talks with PE firms, sources say
mergermarket

mergermarket

The Timberland Co., the listed shoe and apparel manufacturer and retailer, is in sales talks, two sources said, while two dealmakers said they have heard the rumors.

A spokesperson at New Hampshire-b

Reader's Digest susceptible to takeover due to low stock price; does not consider consumer business non core, CFO says
mergermarket

mergermarket

Reader's Digest, a listed magazine and direct marketing company based in New York, is

PEARSON

Our business priorities – FT Group
Efficiency

FT Group operating margins



12.1%
16.1%
17.3%
2004
2005
2006

PEARSON

Our financial priorities

Earnings growth

Cash and working capital discipline

Significant ROIC improvement

Continued rigour in capital allocation

PEARSON

Sustaining our financial progress
Good progress on earnings...


Adjusted Earnings Per Share
27.6p
27.5p
34.1p
40.2p
2003
2004
2005
2006

PEARSON

Sustaining our financial progress

...underpinned by margin improvement in all divisions

	Margins		
£m	2006	2005	2004
School	12.6%	11.4%	9.9%
Higher Education	20.3%	20.0%	17.7%
Professional	9.6%	7.6%	7.9%
FT Publishing	8.7%	6.3%	1.3%
IDC	26.8%	26.9%	24.9%
Penguin	7.8%	7.5%	6.6%
Pearson	**13.4%**	**12.4%**	**10.8%**

PEARSON

Sustaining our financial progress
Consistent cash generation...


Operating Cash Flow
£318m
£418m
£570m
£575m
2003
2004
2005
2006

PEARSON

Sustaining our financial progress
...less capital tied up in working capital

Average working capital/sales


31.9%
30.7%
30.6%
29.4%
27.4%
26.3%
2001
2002
2003
2004
2005
2006

Includes capitalised pre-publication costs and author advances

PEARSON

Sustaining our financial progress
ROIC improvement


6.0%
6.0%
6.1%
6.7%
8.0%
WACC 7.7%
2002
2003
2004
2005
2006

PEARSON

Sustaining our financial progress
Continued rigour in capital allocation

Organic investment

Bolt-on acquisitions and disposals

Dividend growth

PEARSON

Sustaining our financial progress
Consistent evolutionary portfolio change

Year	Acquisitions	Disposals
2002	Abrams, DDC, SPS	RTL, Forum, PH Direct
2003	Edexcel, LessonLab, Comstock	El Mundo
2004	Altona Ed, BBC Children's, Causeway, Dominie Press, KAT, Futuresource	Capella Education, Business.com
2005	AGS, BBC Adult, Co-nect, Index Books, IS Teledata	Recoletos, Marketwatch
2006	Promissor, NES, PowerSchool, Chancery, PBM, Ellis, EET, Quote.com, Mergermarket	Government Solutions
	$1.4bn	**$3.0bn**

PEARSON

Sustaining our financial progress
Consistent returns of cash to shareholders



Dividend Per Share (p)
17.4p
18.8p
20.1p
21.4p
22.3p
23.4p
24.2p
25.4p
27.0p
29.3p
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Source: Pearson

PEARSON

Summary

Strong businesses

Clear business priorities

Sustaining our financial progress

Blocklisting of Shares
11 June 2007

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Pearson plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 230,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 150,000 shares to be issued under the 1992 US Senior Executive Plan, 40,000 shares to be issued under the 1988 Executive Scheme and 40,000 shares to be issued under the Employee Stock Purchase Plan.

Blocklisting of Shares
12 June 2007

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Pearson plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 230,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 230,000 shares to be issued under the Longterm Incentive Plan.

END